3 April 2026

Dear SEC,

Pursuant to 17 C.F.R. § 240.15Fb2-3, Natixis SA ("Natixis") hereby provides notice to the Securities and Exchange Commission ("Commission") of its amended Form SBSE-A through Form SBSE-A/A.
Natixis is a conditionally registered Security-Based Swap Dealer.
Natixis has updated the following attached Form SBSE/A:

- Submission Contact Information
- Contact Employee
- Execution Date
- Number of principals: 22
- Principals (specify): Delphine Maisonneuve (New Principal)
- Edouard Henry (New Principal)
- Karine Puget (New Principal)
- Anne Sabot (New Principal)
- Laurent Roubin (Added NFA ID)
- Catherine Leblanc (Principal Registration Withdrawn)
- Henri Proglio (Principal Registration Withdrawn)
- Nicolas De Tavernost (Principal Registration Withdrawn)
- Alain Marie Condaminas (Principal Registration Withdrawn)
- Stephane Morin (Principal Registration Withdrawn)
- Schedule B, Section II, Item 13B Added GLMX Technologies, LLC as new SBSEF
- Execution Name of Person Signing on Applicant's behalf Chief Compliance Officer: Guillaume Burtschell
- French Opinion for Books and Records French Opinion updated 31 March 2025
- Update regarding ADAM case – please see attached documents including summary of the matter closure (Form 7-R p.88-90, appcrtdoc.pdf)

Kind regards,

Ken McGrory
Natixis SA